PRESS RELEASE


Fidelity Financial of Ohio, Inc.
4555 Montgomery Road
Cincinnati, Ohio  42512
(513) 351-6666
Contact: John R. Reusing


    October  11,  1996.  Fidelity  Financial  of  Ohio,  Inc.  ("Fidelity")
announced today the completion of the acquisition of Circle Financial Corporation ("CFC") pursuant to the merger of CFC with and into a subsidiary of Fidelity, and the subsequent merger of People's Savings
Association, a wholly owned subsidiary of CFC, with and into Fidelity Federal Savings Bank, a wholly owned subsidiary of Fidelity (collectively, the "Merger"). In connection with the Merger, each shareholder of CFC will receive $38.00 in either cash or 3.85 shares of Fidelity Common Stock (or under certain circumstances, a combination of cash and shares of Fidelity Common Stock) in exchange for each share of his or her CFC Common Stock, provided that the aggregate amount of cash consideration paid to CFC shareholders will neither exceed nor be less than 45% of the total consideration paid for the CFC Common Stock by Fidelity. The total approximate value of the consideration to be paid to CFC shareholders is expected to amount to $27.2 million. Fidelity and CFC had previously received all applicable regulatory and shareholder approvals.

    As a result of the Merger, Fidelity will have approximately $493.7 million in consolidated assets and $66.3 million in consolidated stockholders' equity and will operate 10 offices in the greater Cincinnati area.

    John  R. Reusing, President and Chief Executive  Officer  of  Fidelity,
stated, "We  are  delighted  with  the  acquisition  of CFC.  CFC is a well capitalized and profitable institution with a strong market presence in Hamilton County." Mr. Reusing went on to state that, "Fidelity's acquisition of CFC combines two community banks with very similar customer service strategies and will permit Fidelity to continue to grow and enhance shareholder value."

    Fidelity is an Ohio-chartered thrift holding company which had total consolidated assets of $251.2 million, total consolidated liabilities of $200.1 million and total consolidated stockholders' equity of $51.1 million as of June 30, 1996. The Fidelity Common Stock is quoted on the Nasdaq National Market under the symbol "FFOH."